UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                   to

Commission file number

A.    Full title of the plan and address of the plan, if different from that of the issuer named below:

Luxottica Group Tax Incentive Savings Plan

Luxottica Group ERISA Plans Compliance and Investment Committee

Luxottica U.S. Holdings Corp.

44 Harbor Park Drive

Port Washington, New York 11050

B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

LUXOTTICA GROUP S.p.A.

VIA C. CANTÙ 2, MILAN, 20123 ITALY
(Address of principal executive office)

Financial Statements and Report of Independent Registered Public Accounting Firm

Luxottica Group Tax Incentive Savings Plan

December 31, 2009 and 2008

Report of Independent Registered Public Accounting Firm

Luxottica Group ERISA Plans

Compliance and Investment Committee

We have audited the accompanying statements of net assets available for plan benefits of the Luxottica Group Tax Incentive Savings Plan as of December 31, 2009 and 2008, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Luxottica Group Tax Incentive Savings Plan as of December 31, 2009 and 2008, and the changes in net assets available for plan benefits for the year ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Grant Thornton LLP

Cincinnati, Ohio

December 6, 2010

LUXOTTICA GROUP TAX INCENTIVE SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

December 31, 2009 and 2008

	2009	2008
ASSETS

Cash	$340,097	$363,336

Investments, at fair value:
Mutual funds	246,579,793	186,074,148
Money market fund	65,968,828	67,553,582
Participant loans	18,423,281	18,024,881
Common stock	50,030,110	37,349,071
Total investments	381,002,012	309,001,682

Receivables:
Employer contributions	—	2,617,581
Participant contributions	681	246
Due from broker for securities sold	697,050	356,361
Total receivables	697,731	2,974,188

Total assets	382,039,840	312,339,206

LIABILITIES

Due to broker for securities sold	607,271	556,629
Total liabilities	607,271	556,629

Net assets available for plan benefits	$381,432,569	$311,782,577

The accompanying notes are an integral part of these statements.

LUXOTTICA GROUP TAX INCENTIVE SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

Year ended December 31, 2009

Contributions:
Participant contributions	$22,134,086
Rollover contributions	616,922
Total contributions	22,751,008

Investment income:
Net appreciation in fair value of investments	66,818,638
Interest and dividends	4,893,014
Interest income from participant loans	1,192,282
Net investment income	72,903,934

Benefits paid to participants	(25,839,014)
Administrative expenses	(165,936)

Net increase	69,649,992

Net assets available for plan benefits:
Beginning of year	311,782,577

End of year	$381,432,569

The accompanying notes are an integral part of this statement.

LUXOTTICA GROUP TAX INCENTIVE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2009 and 2008

NOTE A — PLAN DESCRIPTION

The following description of the Luxottica Group Tax Incentive Savings Plan (the “Plan”) is provided for general information purposes only.  Participants should refer to the Plan Document for more complete information.

1.  General

The Plan is a defined contribution plan sponsored by Luxottica U.S. Holdings Corp. (the “Company”) and covers U.S.-based employees of certain of the Company’s subsidiaries.  Associates are eligible to participate in the Plan upon reaching age 21 and completing one year of service. The Plan provides participants the opportunity to save for future financial needs by setting aside a portion of their compensation through payroll deductions.

The Luxottica Group ERISA Plans Compliance and Investment Committee controls and manages the operation and administration of the Plan. The Plan’s administrative function is being performed by Fidelity Institutional Retirement Services Company and Fidelity Management Trust Company serves as the Trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

2.  Contributions

Each year, participants may contribute up to 25% of their pretax annual compensation, as defined in the Plan, subject to certain Internal Revenue Code (“IRC”) limitations.

The Company’s matching contributions to the Plan may equal 100% of participants’ contributions up to a maximum of 3% of wages. Effective February 1, 2009, the Plan was amended to suspend the Company matching contributions for 2009 for all participants.  Effective December 31, 2009, the Plan was further amended to suspend the Company matching contributions for years after 2009.

The Plan also permits a discretionary match, if any, which is determined annually and is based on the Company’s financial performance.  There was no discretionary match made in 2009. Participants may also contribute amounts representing qualified rollover distributions from other qualified defined benefit or defined contribution plans.

3.  Participant Accounts

Individual accounts are maintained for each Plan participant.  Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and an allocation of Plan earnings (losses). Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

LUXOTTICA GROUP TAX INCENTIVE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

December 31, 2009 and 2008

NOTE A — PLAN DESCRIPTION (continued)

4.  Investments

Participants direct the investment of their contributions into various investment options offered by the Plan.  Company contributions are invested according to participants’ directions.  The Plan currently offers various funds through Fidelity Management Trust Company as well as a Luxottica Stock Fund. All participant and Company basic match contributions, if any, are invested directly into these elected funds. In addition to these contributions, the Company has the option to make a discretionary match contribution.   There was no discretionary match made in 2009.

5.  Vesting

Participants vest in the Company’s contribution portion of their accounts based on years of vesting service as defined by the Plan. A participant is 25% vested after two years of vesting service and gains an incremental 25% each subsequent year, reaching full vesting at the end of five years of vesting service.  Forfeited balances of terminated participants may be used to reduce future employer contributions.

6.  Participant Loans

Participants are eligible to take up to two loans from the Plan for an aggregate maximum of $50,000, or 50% of their vested account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest based on local prevailing rates as determined by the Plan administrator.  Principal and interest is paid ratably through payroll deductions over a period not to exceed five years, with the exception of mortgage loans, which may be repaid over 15 years.  Subject to approval by the Plan Administrator, participants may apply for hardship withdrawals, as defined.

7.  Payment of Benefits

On termination of service for any reason, a participant may elect to receive a lump-sum distribution or a rollover to another qualified benefit plan or Individual Retirement Account, equal to the value of the participant’s vested interest in his/her account, less applicable withholding tax if paid to the individual.

8.  Forfeited Accounts

At December 31, 2009 and 2008, forfeited non-vested accounts totaled $1,066,297 and $860,023, respectively. These accounts may be used to reduce future employer contributions. During the year ended December 31, 2009, employer contributions were reduced by $1,875 from forfeited non-vested accounts.

NOTE B — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1.  Basis of Accounting

The accompanying financial statements have been prepared on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

LUXOTTICA GROUP TAX INCENTIVE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

December 31, 2009 and 2008

NOTE B — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.  Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements.  Actual results could differ from those estimates.

3.  Investment Valuation and Income Recognition

The Plan’s investments are reported at fair value, which is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note D.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, these management fees and operating expenses are reflected as a reduction of investment return for such investments.

4.  Administrative Expenses

Administrative expenses of the Plan are paid by the Company and the Plan, as provided in the Plan Document.

5.  Payment of Benefits

Benefit payments to participants are recorded upon distribution.

6. Subsequent Events

The Plan evaluated subsequent events through the date the financial statements were issued, and with the exception of the disclosure in Note H, noted no material subsequent events occurred through this date requiring revision or disclosure in the financial statements.

7.  Risks and Uncertainties

The Plan utilizes various investment instruments, including mutual funds, money market funds and common stock.  Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

LUXOTTICA GROUP TAX INCENTIVE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

December 31, 2009 and 2008

NOTE B — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

8.  Recent Accounting Pronouncements

In April 2009, the FASB issued updates to the fair value measurements and disclosures guidance under Accounting Standards Codification (“ASC”) 820-10-35, Fair Value Measurements and Disclosures, which included determining fair value when the volume and level of activity for the asset or liability have significantly decreased and when identifying transactions that are not orderly. Such guidance also expanded disclosures and required that major categories for debt and equity securities in the fair value hierarchy table be classified and presented according to the nature and risks of the investments.  The implementation did not require any new fair value measurements and there is no impact on the financial position of the Plan as a result of the implementation.

As of December 31, 2009, the Plan adopted new accounting guidance related to the use of net asset value (“NAV”) as a practical expedient to fair value.  FASB ASU 2009-12, Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent), permits, but does not require, a reporting entity to measure the fair value of certain investments based on NAV per share as a practical expedient.  As a result of applying the practical expedient, the fair value of the money market fund was determined based on NAV as of December 31, 2009.

In January 2010, the FASB issued ASU 2010-06, Fair Value Measurements and Disclosures (Topic 820):  Improving Disclosures about Fair Value Measurements.  ASU 2010-06 amends the disclosure requirements for financial instruments to include greater detail of level 3 activity, disclosures of transfers into and out of level 3, as well as disaggregation of assets and liabilities by major categories.  The Plan adopted the provisions of ASU 2010-06 as of December 31, 2009.

In September 2010, the FASB issued ASU 2010-25, Plan Accounting-Defined Contribution Pension Plans (Topic 962): Reporting Loans to Participants by Defined Contribution Pension Plans.  The new guidance is a change to the current requirement, which requires classifying participant loans as investments that are recognized at fair value.  The new guidance requires participant loans to be at the unpaid balance plus accrued interest.  Adoption is required for years ending after December 15, 2010.  As such, the Plan will adopt this guidance during the year ended December 31, 2010.

LUXOTTICA GROUP TAX INCENTIVE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

December 31, 2009 and 2008

NOTE C — INVESTMENTS

The Plan’s investments that represented 5% or more of the Plan’s net assets available for benefits as of December 31, 2009 and 2008, are as follows:

	2009	2008
Fidelity Retirement Money Market Fund, 65,968,828 and 67,553,582 shares, respectively	$65,968,828	$67,553,582
Luxottica Stock Fund, 1,948,213 and 2,061,207 shares, respectively, held in the Luxottica Stock Fund	50,030,110	37,349,071
Fidelity Equity Income Fund, 902,871 and 916,720 shares, respectively	35,338,354	28,299,148
Fidelity Balanced Fund, 1,848,824 and 1,847,389 shares, respectively	30,246,760	24,237,744
Neuberger Berman Genesis Fund, 623,045 and 649,985 shares, respectively	24,454,537	20,208,048
Fidelity Magellan Fund, 365,820 and 411,372 shares, respectively	23,529,547	18,865,528
Fidelity Contrafund, 354,886 shares in 2009	20,682,734	*
Fidelity Spartan U.S. Equity Index Fund, 518,355 and 508,006 shares, respectively	20,438,736	16,205,379

* Investment represents less than 5% of the Plan’s net assets at the specified date.

Both the Luxottica Stock Fund and Fidelity Funds are parties-in-interest.  See Note E.

For the year ended December 31, 2009, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $66,818,638 as follows:

Common stock	$16,189,715
Mutual funds	50,628,923
Net appreciation of investments	$66,818,638

NOTE D — FAIR VALUE MEASUREMENTS

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The authoritative guidance also establishes a framework for measuring fair value that provides a hierarchy that prioritizes into three levels the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).  The three levels of the fair value hierarchy are described as follows:

Level 1                                Inputs to the valuation methodology are unadjusted quoted prices in active markets for identical assets and liabilities that the Plan has the ability to access at the measurement date.

LUXOTTICA GROUP TAX INCENTIVE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

December 31, 2009 and 2008

NOTE D — FAIR VALUE MEASUREMENTS (continued)

Level 2                                  Inputs to the valuation methodology include:

•                  Quoted prices for similar assets or liabilities in active markets;

•                  Quoted prices for identical or similar assets or liabilities in inactive markets;

•                  Inputs other than quoted prices that are observable for the asset or liability;

•                  Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3                                  Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for the Plan’s assets measured at fair value.

Mutual Funds:  Valued at the closing price reported on the NASDAQ Stock Exchange.

Money Market Fund:  Valued at the net asset value of $1 per share, as reported by the trustee.

Participant Loans:  Valued at amortized cost, which approximates fair value.

Common Stock:  Valued at closing price for the American Depository Shares of Luxottica Group S.p.A as reported on the New York Stock Exchange.

The preceding methods described may produce a fair value that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although the Plan believes that its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Investments valued at NAV as of December 31, 2009, consisted of the money market fund (“MMF”).  The MMF seeks to preserve principal investment while earning interest income.  The MMF will try to maintain a stable $1 unit price, but it cannot guarantee that it will be able to do so.  The yield of the MMF will fluctuate.

The NAV of the MMF is determined using the market value or fair value, if market data is unavailable, of the underlying investment.  The MMF allows for daily liquidity with no additional days notice required for redemption for participant directed transactions.  The fair value of the fund at December 31, 2009 was $65,968,828.  Based upon information provided by the trustee, the account is fully liquid and events limiting the account’s ability to transact at NAV are not probable.

LUXOTTICA GROUP TAX INCENTIVE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

December 31, 2009 and 2008

NOTE D — FAIR VALUE MEASUREMENTS (continued)

The following table summarizes the Plan’s investments by level within the fair value hierarchy as of December 31, 2009 and December 31, 2008.

	Level 1	Level 2	Level 3	Total
December 31, 2009
Mutual funds:
Large cap equity	$114,312,777	$—	$—	$114,312,777
Blended	55,526,683	—	—	55,526,683
Fixed income	25,548,851	—	—	25,548,851
Small cap equity	24,454,537	—	—	24,454,537
International equity	14,919,469	—	—	14,919,469
Mid cap equity	8,811,450	—	—	8,811,450
Other	3,006,026	—	—	3,006,026
Total mutual funds	246,579,793	—	—	246,579,793
Money market fund	—	65,968,828	—	65,968,828
Participant loans	—	—	18,423,281	18,423,281
Luxottica Group Common Stock	50,030,110	—	—	50,030,110
Total Investments	$296,609,903	$65,968,828	$18,423,281	$381,002,012

December 31, 2008
Mutual funds:
Large cap equity	$87,723,573	$—	$—	$87,723,573
Blended	40,591,754	—	—	40,591,754
Small cap equity	20,208,048	—	—	20,208,048
Fixed income	18,422,878	—	—	18,422,878
International equity	11,154,469	—	—	11,154,469
Mid cap equity	5,980,545	—	—	5,980,545
Other	1,992,881	—	—	1,992,881
Total mutual funds	186,074,148	—	—	186,074,148
Money market fund	—	67,553,582	—	67,553,582
Participant loans	—	—	18,024,881	18,024,881
Luxottica Group Common Stock	37,349,071	—	—	37,349,071
Total Investments	$223,423,219	$67,553,582	$18,024,881	$309,001,682

LUXOTTICA GROUP TAX INCENTIVE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

December 31, 2009 and 2008

NOTE D — FAIR VALUE MEASUREMENTS (continued)

The following table reconciles the beginning and ending fair value of the Plan’s Level 3 investment for the year ended December 31, 2009.

Participant Loans
Balance, beginning of year	$18,024,881
Realized gains/(losses)	—
Unrealized gains/(losses)	—
Purchases, issuances, sales, and settlements:
Purchases	—
Issuances	9,944,112
Sales	—
Settlements	(9,545,712)
Balance, end of year	$18,423,281

NOTE E — EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of money market or mutual funds managed by Fidelity Management Trust Corporation (“Fidelity”). Fidelity is the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.  Fees paid by the Plan for the investment management services are included as a reduction of the return earned on each fund.  Fees paid by the Plan for administrative services were $165,936 for the year ended December 31, 2009.

Transactions within the Luxottica Stock Fund qualify as party-in-interest transactions because the underlying security within the fund is Company stock.  Refer to Note C for shares of Luxottica Common Stock held and related market values at December 31, 2009 and 2008.

NOTE F — PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions set forth in ERISA.  In the event that the Plan is terminated, participants would become fully vested in their account.

NOTE G — FEDERAL INCOME TAX STATUS

The Plan obtained a favorable determination letter on July 22, 2003, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. The Plan has subsequently been amended; however, the Plan Administrator believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the IRC.

LUXOTTICA GROUP TAX INCENTIVE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

December 31, 2009 and 2008

NOTE H — SUBSEQUENT EVENT

Effective July 1, 2010, the Plan was amended to change eligibility for employee deferral contributions from age 21 with one year of service and 1,000 hours worked to the first day of the month following 30 days of employment.  Additionally, the Plan was amended effective July 1, 2010 to permit the Company to make a discretionary match on a quarterly or annual basis.

SUPPLEMENTAL SCHEDULE

LUXOTTICA GROUP TAX INCENTIVE SAVINGS PLAN
Form 5500 E.I.N. 11-3491054 Plan No. 025
Schedule H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2009

		(c)
	(b)	Description of investment including	(e)
	Identity of issue, borrower, lessor,	maturity date, rate of interest,	Current
(a)	or similar party	collateral, par or maturity value	value

	MUTUAL FUNDS
*	Fidelity Equity Income Fund	Registered Investment Company	$35,338,354
*	Fidelity Magellan Fund	Registered Investment Company	23,529,547
*	Fidelity Balanced Fund	Registered Investment Company	30,246,760
*	Fidelity Intermediate Bond Fund	Registered Investment Company	15,693,660
*	Fidelity U.S. Bond Index Fund	Registered Investment Company	4,924,185
*	Fidelity Contrafund	Registered Investment Company	20,682,734
*	Fidelity Capital & Income Fund	Registered Investment Company	4,931,006
*	Fidelity Spartan Ext Market Index Fund Investor Class	Registered Investment Company	1,362,579
*	Fidelity Spartan International Index Fund Investor Class	Registered Investment Company	4,887,451
*	Fidelity Spartan U.S. Equity Index Fund Investor Class	Registered Investment Company	20,438,736
	American Beacon International Equity Fund	Registered Investment Company	10,032,018
	Neuberger Berman Genesis Fund - Trust Class	Registered Investment Company	24,454,537
	Vanguard Selected Value Fund Investor Class	Registered Investment Company	2,570,141
	American Funds Growth Fund of America Class R4	Registered Investment Company	14,323,406
	Munder Mid-Cap Core Growth Class Y	Registered Investment Company	4,878,730
	Cohen & Steers Realty Shares Institutional Class	Registered Investment Company	3,006,026
*	Fidelity Freedom Income Fund	Registered Investment Company	691,593
*	Fidelity Freedom 2010 Fund	Registered Investment Company	1,401,682
*	Fidelity Freedom 2015 Fund	Registered Investment Company	8,188,154
*	Fidelity Freedom 2020 Fund	Registered Investment Company	3,951,364
*	Fidelity Freedom 2025 Fund	Registered Investment Company	2,511,097
*	Fidelity Freedom 2030 Fund	Registered Investment Company	2,942,404
*	Fidelity Freedom 2035 Fund	Registered Investment Company	1,917,474
*	Fidelity Freedom 2040 Fund	Registered Investment Company	2,514,468
*	Fidelity Freedom 2045 Fund	Registered Investment Company	802,225
*	Fidelity Freedom 2050 Fund	Registered Investment Company	359,462
	Total mutual funds		246,579,793

	COMMON STOCK
*	Luxottica Stock Fund	Luxottica common stock	50,030,110

	MONEY MARKET FUND
*	Fidelity Retirement Money Market Fund	Interest bearing cash	65,968,828

	PARTICIPANT LOANS
*	Various participants	Participant loans (maturing 2010 to 2024 at interest rates of 4.25% to 10.5%)	18,423,281

	TOTAL INVESTMENTS		$381,002,012

*      Denotes a party-in-interest.

SIGNATURE

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Luxottica Group Tax Incentive Savings Plan

Date:	December 6, 2010	By:	/s/ Vito Giannola
VITO GIANNOLA
CO-CHAIRMAN